SKYWATER TECHNOLOGY, INC.

2401 East 86th Street

Bloomington, Minnesota 55425

August 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	SkyWater Technology, Inc. - Registration Statement on Form S-3

Registration No. 333-266981

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of SkyWater Technology, Inc., hereby requests that the above referenced Registration Statement be declared effective at 11:00 a.m., Eastern Time, on September 1, 2022, or as soon as practicable thereafter.

Very truly yours,

SKYWATER TECHNOLOGY, INC.

By:	/s/ Steve Manko
Steve Manko
Chief Financial Officer